January 19, 2010	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY Mr. Douglas Brown Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Andatee China Marine Services Corporation (the “Company”) Amendment No. 6 to the Registration Statement on Form S-1 Filed January 13, 2010 File No. 333-161577

Dear Mr. Brown:

This firm represents the Company in connection with the above-referenced filing.  The purpose of this letter is to provide the Company’s responses to the January 19, 2010 comment letter (the “Comment Letter”) to Mr. An Fengbin, President and Chief Executive Officer of the Company. This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments and provides certain supplemental information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross references to specific discussions and/or pages in Amendment No. 7 to the Registration Statement (the “Amendment No. 7”). Also, for your convenience, we include a redlined draft of the revised Prospectus disclosures in response to your comments.

Comment 1.	Please revise your filing to provide the disclosures required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2009.

Response: In response to the foregoing and an oral comment received from the staff, the Company has made several revisions appearing on pages ii, 51, 52, 68 and 71-72 of the Amendment No. 7.

*           *           *           *           *           *           *           *           *           *

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

By:	/s/ Alec Orudjev

Cc:  Ralph V. De Martino, Esq.